UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Ramaco Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75134P 303

(CUSIP Number)

Christopher M. Leininger

51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75134P 303	SCHEDULE 13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Energy Capital Partners Mezzanine Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 222,634
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 222,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (a)
14	TYPE OF REPORTING PERSON PN

(a)	Based upon 39,062,576 shares of Common Stock outstanding as of February 8, 2017.

CUSIP No. 75134P 303	SCHEDULE 13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Energy Capital Partners Mezzanine Opportunities Fund A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,423,181
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,423,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,423,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (a)
14	TYPE OF REPORTING PERSON PN

(a)	Based upon 39,062,576 shares of Common Stock outstanding as of February 8, 2017.

CUSIP No. 75134P 303	SCHEDULE 13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS ECP Mezzanine B (Ramaco IP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 985,534
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 985,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 985,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (a)
14	TYPE OF REPORTING PERSON PN

(a)	Based upon 39,062,576 shares of Common Stock outstanding as of February 8, 2017.

CUSIP No. 75134P 303	SCHEDULE 13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Energy Capital Partners Mezzanine GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,631,349
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,631,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,631,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (a)
14	TYPE OF REPORTING PERSON PN

(a)	Based upon 39,062,576 shares of Common Stock outstanding as of February 8, 2017.

CUSIP No. 75134P 303	SCHEDULE 13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Energy Capital Partners Mezzanine, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,631,349
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,631,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,631,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (a)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(a)	Based upon 39,062,576 shares of Common Stock outstanding as of February 8, 2017.

CUSIP No. 75134P 303	SCHEDULE 13D	Page 7 of 14 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock (“Common Stock”) of Ramaco Resources, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 250 West Main Street, Suite 210, Lexington, Kentucky 40507.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by the following persons:

(i) Energy Capital Partners Mezzanine Opportunities Fund, LP (“ECP Mezz Fund”);

(ii) Energy Capital Partners Mezzanine Opportunities Fund A, LP (“ECP Mezz Fund A”);

(iii) ECP Mezzanine B (Ramaco IP), LP (“ECP Mezz Fund B” and, together with ECP Mezz Fund and ECP Mezz Fund A, the “ECP Mezz Funds”);

(iv) Energy Capital Partners Mezzanine GP, LP (“ECP Mezz Funds GP”), which is the general partner of each of the ECP Mezz Funds; and

(v) Energy Capital Partners Mezzanine LLC (“ECP Mezz LLC”), which is the general partner of ECP Mezz Funds GP.

The entities filing this Schedule 13D are collectively referred to herein as the “Reporting Persons.”

The ECP Mezz Funds hold, in the aggregate, 14.4% of the total issued and outstanding shares of Common Stock of the Issuer and are entitled to elect two of eight directors of the Issuer.

ECP Mezz Funds GP is the general partner of each ECP Mezz Fund that holds shares of Common Stock of the Issuer and has voting and investment control over the securities held thereby. Accordingly, ECP Mezz Funds GP may be deemed to indirectly beneficially own the shares of Common Stock held by the ECP Mezz Funds. ECP Mezz LLC is the general partner of ECP Mezz Funds GP and has voting and investment control over the securities held by each of the ECP Mezz Funds. Accordingly, ECP Mezz LLC may be deemed to indirectly beneficially own the shares of Common Stock held by ECP Mezz Funds GP and the ECP Mezz Funds.

Information concerning the managing members or executive officers, where applicable, of each Reporting Person (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

(b) The business address of each Reporting Person is 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078.

(c) ECP Mezz LLC’s principal business is acting as general partner of various investment vehicles making investments in North America’s energy infrastructure. ECP Mezz Funds GP’s principal business is acting as general partner of each of the ECP Mezz Funds. Each of the ECP Mezz Funds’ principal business is making equity and debt investments in North America’s energy infrastructure.

(d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any Listed Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 75134P 303	SCHEDULE 13D	Page 8 of 14 Pages

(f) The citizenship or place of organization of each of the Reporting Persons is set forth on the cover pages of this Schedule 13D and the citizenship of each of the Listed Persons is set forth on Schedule I, which information is incorporated herein by reference.

Shares of Common Stock beneficially owned by Yorktown Energy Partners IX, L.P., Yorktown Energy Partners X, L.P. and Yorktown Energy Partners XI, L.P. (collectively, the “Yorktown Funds”) and any of their respective affiliates are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons. For a description of the relationship between the Reporting Persons and the Yorktown Funds in respect of their respective holdings of the shares of Common Stock, see “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—Shareholders’ Agreement.” As discussed under Item 6, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock owned by the Yorktown Funds.

Item 3.	Source and Amount of Funds or Other Consideration

On August 31, 2016, Ramaco Development, LLC (“Ramaco Development”) entered into a securities purchase agreement (the “Series A SPA”) with the ECP Mezz Funds and Yorktown Energy Partners XI, L.P. (“Yorktown XI”), whereby the ECP Mezz Funds purchased 2,500,000 Series A Convertible Preferred Units for $50,000,000 and Yorktown XI purchased 2,000,000 Series A Convertible Units for $40,000,000. The ECP Mezz Funds used funds provided by its investors in order to acquire the Series A Convertible Preferred Units.

The Issuer was incorporated under the laws of the State of Delaware to become a holding company for Ramaco Development’s assets and operations. Pursuant to the terms of a corporate reorganization that was completed immediately prior to the closing of the Issuer’s initial public offering, (i) the holders of Series A Convertible Preferred Units converted such units into common units in Ramaco Development, (ii) a newly formed subsidiary of the Issuer merged with and into Ramaco Development and (iii) the ECP Mezz Funds and other stockholders of Ramaco Development exchanged all of their interests in Ramaco Development (including any common units in Ramaco Development issued upon conversion of the Series A Convertible Preferred Units) for all of the Issuer’s issued and outstanding shares of Common Stock (prior to the issuance of shares of Common Stock in the Issuer’s initial public offering). As a result of the reorganization, Ramaco Development became a direct, wholly owned subsidiary of the Issuer.

References to, and descriptions of, the corporate reorganization as set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Master Reorganization Agreement dated February 1, 2017, which is filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

4.	Purpose of Transaction

Item 6 summarizes certain provisions of the Registration Rights Agreement and the Shareholders’ Agreement (each as defined below) and is incorporated by reference herein.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

In determining from time to time whether to acquire more securities of the Issuer, sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 75134P 303	SCHEDULE 13D	Page 9 of 14 Pages

In addition, the Reporting Persons at any time and from time to time, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except for the matters set forth in Items 3, 5 and the first paragraph of this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

	ECP Mezz Fund	ECP Mezz Fund A	ECP Mezz Fund B	ECP Mezz Fund GP		ECP Mezz LLC
(a) Amount beneficially owned	222,634	4,423,181	985,534	5,631,349	(2)	5,631,349	(3)
(b) Percent of Class (1)	0.6%	11.3%	2.5%	14.4%		14.4%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:	222,634	4,423,181	985,534	5,631,349	(2)	5,631,349	(3)
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:	222,634	4,423,181	985,534	5,631,349	(2)	5,631,349	(3)

(1)	Based upon 39,062,576 shares of Common Stock outstanding as of February 8, 2017.

(2)	Represents shares of Common Stock held directly by each of the ECP Mezz Funds.

(3)	Represents shares of Common Stock held directly by each of the ECP Mezz Funds and beneficially owned by ECP Mezz Funds GP.

(c) Except as described in the following sentence, none of the Reporting Persons has effected any transactions in the shares of Common Stock during the past 60 days. In connection with the closing of the Issuer’s initial public offering on February 8, 2017, ECP Mezz Fund sold 57,721 shares of common stock, ECP Mezz Fund A sold 1,146,767 shares of Common Stock, and ECP Mezz Fund B sold 255,572 shares of common stock, in each case at a price of $12.555 per share to the underwriters in the initial public offering.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Registration Rights Agreement

In connection with the closing of the initial public offering of the Issuer, the Issuer entered into a registration rights agreement (“Registration Rights Agreement”) with each of the ECP Mezz Funds and certain other

CUSIP No. 75134P 303	SCHEDULE 13D	Page 10 of 14 Pages

stockholders of the Issuer. Pursuant to the Registration Rights Agreement, the Issuer has agreed to register the sale of shares of Common Stock under certain circumstances.

Demand Rights

At any time after the 180 day lock-up period and subject to certain limitations, each ECP Mezz Fund (or its permitted transferees) (together with the Yorktown Funds and certain management members, the “Holders”) (the “Demand Holders”) has the right to require the Issuer, by written notice, to prepare and file a registration statement registering the offer and sale of a certain number of its shares of Common Stock. Generally, the Issuer is required to provide notice of the request to certain other holders of the Common Stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, the Issuer is not obligated to effect a demand registration within 90 days after the closing of any underwritten offering of shares of its common stock. Further, each of the Demand Holders is entitled to no less than three demand registrations.

The Issuer is not obligated to effect more than a total of two demand registrations within any 365 day period. Once the Issuer is eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. The Issuer is required to use reasonable best efforts to maintain the effectiveness of any such registration statement until the earlier of (i) 180 days (or two years in the case of a shelf registration statement) after the effective date thereof or (ii) the date on which all shares covered by such registration statement have been sold (subject to certain extensions).

In addition, each of the Demand Holders (or their permitted transferees) has the right to require the Issuer, subject to certain limitations, to effect a distribution of any or all of its shares of Common Stock by means of an underwritten offering. In general, any demand for an underwritten offering (other than the first requested underwritten offering made in respect of a prior demand registration and other than a requested underwritten offering made concurrently with a demand registration) shall constitute a demand request subject to the limitations set forth above.

Piggyback Rights

Subject to certain exceptions, if at any time the Issuer proposes to register an offering of Common Stock or conduct an underwritten offering, whether or not for its own account, then the Issuer must notify the Holders (or their permitted transferees) of such proposal to allow them to include a specified number of their shares of Common Stock in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

The registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

Shareholders’ Agreement

In connection with the closing of the initial public offering of the Issuer, the Issuer entered into a shareholders’ agreement (“Shareholders’ Agreement”) with the ECP Mezz Funds and the Yorktown Funds.

Voting and Governance Matters

Among other things, the Shareholders’ Agreement provides the Yorktown Funds and the ECP Mezz Funds with the right to designate a number of nominees (each Yorktown Funds nominee, a “Yorktown Director” and each ECP Mezz Funds nominee, an “ECP Director”) to the Issuer’s board of directors such that:

•	at least 5 directors of the board are Yorktown Directors for so long as the Yorktown Funds and their affiliates collectively beneficially own at least 50% of the outstanding shares of Common Stock;

CUSIP No. 75134P 303	SCHEDULE 13D	Page 11 of 14 Pages

•	at least 3 directors of the board are Yorktown Directors for so long as the Yorktown Funds and their affiliates collectively beneficially own less than 50% but at least 25% of the outstanding shares of Common Stock;

•	at least 2 directors of the board are Yorktown Directors for so long as the Yorktown Funds and their affiliates collectively beneficially own less than 25% but at least 10% of the outstanding shares of Common Stock;

•	at least 1 director of the board is a Yorktown Director for so long as the Yorktown Funds and their affiliates collectively beneficially own less than 10% but at least 5% of the outstanding shares of Common Stock;

•	once the Yorktown Funds and their affiliates collectively own less than 5% of the outstanding shares of Common Stock, the Yorktown Funds will not have any board designation rights;

•	at least 2 directors of the board are ECP Directors for so long as the ECP Mezz Funds and their affiliates collectively beneficially own at least 10% of the outstanding shares of Common Stock;

•	at least 1 director of the board is a ECP Director for so long as the ECP Mezz Funds and their affiliates collectively beneficially own less than 10% but at least 5% of the outstanding shares of Common Stock; and

•	once the ECP Funds and their affiliates collectively own less than 5% of the outstanding shares of Common Stock, the ECP Mezz Funds will not have any board designation rights;

The designation rights of the Yorktown Funds and the ECP Mezz Funds are exercisable at the option of each of the Yorktown Funds and the ECP Mezz Funds and each of the Yorktown Funds and the ECP Mezz Funds may designate a number of directors to serve on the Issuer’s board of directors that is less than the number shown above (or none at all). The designation rights of the ECP Mezz Funds and the Yorktown Funds will terminate automatically as to each such party upon the later of (i) the time at which such party no longer has the right to designate an individual for nomination to the Issuer’s board of directors under the Shareholders’ Agreement, and (ii) the time at which the Yorktown Funds and the ECP Mezz Funds cease to hold in aggregate at least 50% of the outstanding shares of Common Stock. Additionally, the designation rights of the Yorktown Funds will terminate automatically upon the Yorktown Funds providing written notice to the ECP Mezz Funds and the Issuer.

Pursuant to the Shareholders’ Agreement, the ECP Funds have designated Tyler Reeder and Trent Kososki as designees to the Issuer’s board of directors.

Pursuant to the Shareholders’ Agreement, each of the Issuer, the ECP Mezz Funds and the Yorktown Funds agreed not to take any actions that would affect the provisions of the Shareholders’ Agreement and the intention of the parties with respect to the composition of the Issuer’s board of directors as therein stated. Each of the ECP Mezz Funds and the Yorktown Funds agrees to cast all votes to which such stockholder is entitled in respect of its shares of Common Stock, whether at any annual or special meeting, by written consent or otherwise, so as to cause to be elected to the Issuer’s board of directors those individuals designated in accordance with the Shareholders’ Agreement (as described above) and to otherwise effect the intent of the Issuer board representation provisions of the Shareholders’ Agreement. Each of the ECP Mezz Funds and the Yorktown Funds agrees not to take action to remove each other’s director nominees from office pursuant to the Issuer’s Articles of Incorporation unless such removal is for cause.

The stock ownership reported for the Reporting Persons does not include any shares of Common Stock owned by other parties to the Shareholders’ Agreement, including the Yorktown Funds. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Shareholders’ Agreement, including the Yorktown Funds.

The foregoing descriptions of the Registration Rights Agreement and Shareholders’ Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 75134P 303	SCHEDULE 13D	Page 12 of 14 Pages

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement.

99.2	Registration Rights Agreement (Incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017.

99.3	Shareholders’ Agreement (Incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017.

99.4	Master Reorganization Agreement dated February 1, 2017 (Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017.

CUSIP No. 75134P 303	SCHEDULE 13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2017

ENERGY CAPITAL PARTNERS MEZZANINE OPPORTUNITIES FUND, LP

By:	Energy Capital Partners Mezzanine GP, LP
its general partner

By:	Energy Capital Partners Mezzanine, LLC,
its general partner

By:	/s/ Enoch Varner
Enoch Varner
Authorized Signatory

ENERGY CAPITAL PARTNERS MEZZANINE OPPORTUNITIES FUND A, LP

By:	Energy Capital Partners Mezzanine GP, LP
its general partner

By:	Energy Capital Partners Mezzanine, LLC,
its general partner

By:	/s/ Enoch Varner
Enoch Varner
Authorized Signatory

ECP MEZZANINE B (RAMACO IP), LP

By:	Energy Capital Partners Mezzanine GP, LP
its general partner

By:	Energy Capital Partners Mezzanine, LLC,
its general partner

By:	/s/ Enoch Varner
Enoch Varner
Authorized Signatory

ENERGY CAPITAL PARTNERS MEZZANINE GP, LP

By:	Energy Capital Partners Mezzanine, LLC,
its general partner

By:	/s/ Enoch Varner
Enoch Varner
Authorized Signatory

CUSIP No. 75134P 303	SCHEDULE 13D	Page 14 of 14 Pages

ENERGY CAPITAL PARTNERS MEZZANINE LLC

By:	/s/ Enoch Varner
Enoch Varner
Authorized Signatory